SO 3/22/04

04003936

VF 3-17-04

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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RECEIVED MAR 04 2004 WASH. D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16360 Park Ten Place, Suite 302
(No. and Street)

Houston (City) Texas (State) 77084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roderick Oxford 281-646-7520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinstein Spira & Co., P.C.
(Name – *if individual, state last, first, middle name*)

Five East Greenway Plaza, Suite 2200 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roderick Oxford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities Partners, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 02/20/04

NAYYAR T. ABBASI
MY COMMISSION EXPIRES
FEBRUARY 8, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on the Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAS SECURITIES PARTNERS, INC.

Houston, Texas

ANNUAL FINANCIAL REPORT

December 31, 2003

WEINSTEIN SPIRA & COMPANY

Certified Public Accountants
and Business Advisors

TABLE OF CONTENTS

WEINSTEIN
SPIRA
& COMPANY

Certified Public Accountants
and Business Advisors

Independent Auditors' Report

Board of Directors
Texas Securities Partners, Inc.
Houston, Texas

We have audited the accompanying Statement of Financial Condition of Texas Securities Partners, Inc. as of December 31, 2003, and the related Statements of Loss, Changes in Shareholder's Equity, and Cash Flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Securities Partners, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
January 28, 2004

Five East Greenway Plaza, Suite 2200 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.622.9535
e-mail@weinsteinspira.com • www.weinsteinspira.com

TEXAS SECURITIES PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
Cash and Cash Equivalents		$ 10,881
Account Receivable from Related Party		13,750
Prepaid Expenses		1,500
		$ 26,131
LIABILITIES		
Accounts Payable		$ 446
SHAREHOLDER'S EQUITY		
Common Stock - par value $.01, 1,000 shares authorized, issued, and outstanding	$ 10	
Additional Paid-In Capital	11,490	
Retained Earnings	14,185	25,685
		$ 26,131

See notes to financial statements.

TEXAS SECURITIES PARTNERS, INC.
STATEMENT OF LOSS
For the Year Ended December 31, 2003

Revenues		$ 95
Expenses		
Management services	$ 15,000	
Legal and professional	447	15,447
Net Loss		$ (15,352)

See notes to financial statements.

TEXAS SECURITIES PARTNERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	**Total**
Balance - December 31, 2002	$ 10	$ 9,990	$ 29,537	**$ 39,537**
Capital Contributions		1,500		**1,500**
Net Loss			(15,352)	**(15,352)**
Balance - December 31, 2003	$ 10	$ 11,490	$ 14,185	**$ 25,685**

See notes to financial statements.

TEXAS SECURITIES PARTNERS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash Flows From Operating Activities		
Net loss	$	(15,352)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in accounts receivable - related party		15,000
Increase in accounts payable		446
Net Cash Provided by Operating Activities and Net Increase in Cash and Cash Equivalents		94
Cash and Cash Equivalents - Beginning of Year		10,787
Cash and Cash Equivalents - End of Year	$	10,881
Schedule of Noncash Financing Activities		
Contribution of prepaid expenses as capital	$	1,500

See notes to financial statements.

Note 1 - Accounting Policies

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business

Texas Securities Partners, Inc. (the Company) was formed on August 5, 1998, as a Delaware Corporation under the name of HB Securities, Inc. In September 1998, the Company changed its name to HB Capital Securities, Inc. and in June 1999, the company changed its name to Texas Securities Partners, Inc. The Company is a wholly-owned subsidiary of Equity Securities Partners, LLC.

The Company was established to provide investment banking services for small and mid-sized private companies. The Company provides two types of investment banking services -- transaction services and advisory services.

On October 20, 1998, the Company was granted registration by the Securities and Exchange Commission pursuant to Rule 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers.

Statement Presentation

The Unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Revenues for financial advisory services are recognized over the term of the related engagement, while transaction service fees are recognized upon consummation of a transaction.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Federal Income Tax

For federal income tax purposes, the Company is disregarded as an entity separate from its 100% owner, Equity Securities Partners, LLC. Equity Securities Partners, LLC is taxed as a corporation and pays the federal income taxes relating to the Company's earnings. Accordingly, there is no provision in the financial statements for federal income taxes. Additionally, no accrual has been made in these financial statements for any future amounts that may be advanced to the LLC for federal income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2003, or in the procedures followed in making the periodic computation required. At December 31, 2003, the Company had net capital of $10,435 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

Note 3 - Changes in Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2003, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in this financial statement.

Note 4 - Determining Rule 15c3-3 Reserve Requirement

Texas Securities Partners, Inc. is exempt from determining reserve requirements pursuant to provisions of paragraph (K)(2)(A) of SEC Rule 15c3-3.

Note 5 - Possession or Control Requirements Under Rule 15c3-3

The Company does not hold customer funds or securities. A review of procedures over safeguarding securities was not necessary.

Note 6 - Related Party Transactions

On April 1, 2002, the Company signed a management services agreement with its parent company, Equity Securities Partners, LLC, with an initial term of one year, renewable each year thereafter. Pursuant to this agreement, the Company paid $15,000 in management services performed by its parent company during the year ended December 31, 2003.

SUPPLEMENTARY INFORMATION

SCHEDULE I
TEXAS SECURITIES PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Net Capital		
Total Shareholders' Capital Qualified for Net Capital		$ 25,685
Total Capital and Allowable Subordinated Liabilities		25,685
Deductions And/Or Charges		
Nonallowable assets:		
Accounts receivable from related party	$ 13,750	
Prepaid expenses	1,500	15,250
Net Capital Before Haircuts on Securities Positions		10,435
Haircuts on Securities		--
Net Capital		$ 10,435
Aggregate Indebtedness		
Items included in balance sheet:		
Accounts payable		$ 446
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6.67% of total aggregate indebtedness)		$ 30
Minimum Dollar Net Capital Requirement		$ 5,000
Net Capital Requirement (greater of above two minimum requirement amounts)		$ 5,000
Excess Net Capital		$ 5,435
Ratio: Aggregate Indebtedness to Net Capital		.04 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003, filed with the Securities and Exchange Commission by the corporation on Part IIA of Form X-17a-5.

SCHEDULE II
TEXAS SECURITIES PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(iii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

WEINSTEIN SPIRA & COMPANY
Certified Public Accountants and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Texas Securities Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Texas Securities Partners, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five East Greenway Plaza, Suite 2200 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.622.9535
e-mail@weinsteinspira.com • www.weinsteinspira.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
January 28, 2004